Exhibit 1.

Alpha Pro Tech

L T D.

ALPHA PRO TECH, LTD. ANNOUNCES FIRST QUARTER FINANCIAL RESULTS FOR THE PERIOD ENDED MARCH 31, 2009

FOR IMMEDIATE RELEASE

Company Contact:	Investor Relations Contact:
Alpha Pro Tech, Ltd.	Hayden IR
Al Millar/Donna Millar	Cameron Donahue
905-479-0654	651-653-1854
e-mail: ir@alphaprotech.com	e-mail: cameron@haydenir.com

•                  First quarter revenue increased 24.0% to $9.3 million from $7.5 million in the first quarter 2008, led by a 65.8% increase in Building Supply Products (formerly Engineered Products), a 30.8% increase in Infection Control products and an 8.5% increase in Disposable Protective Apparel.

•                  Net income increased 270.0% for the three months ended March 31, 2009 to $514,000 compared to net income of $139,000 for the three months ended March 31, 2008.

•                  Inventory decreased by $1.1 million or 9.2% to $10.9 million as of March 31, 2009 from December 31, 2008 primarily due to a decrease in inventory for the Building Supply Products segment.

Nogales, Arizona — May 5, 2009, Alpha Pro Tech (NYSE Amex: APT) a leading manufacturer of products designed to protect people, products and environments, including disposable protective apparel and building supply products, today announced its financial results for the first quarter 2009, the period ended March 31, 2009.

Consolidated sales for the 2009 first quarter increased 24.0% to $9.3 million from $7.5 million in the comparable quarter in 2008.  Sales for the Disposable Protective Apparel increased by 8.5% to $4.8 million compared to $4.5 million for the same period of 2008. Building Supply Products (formerly known as Engineered Products) segment sales for the three months ended March 31, 2009 increased by 65.8% to $2.3 million as compared to $1.4 million for the same period of 2008.  The increase for the quarter is primarily due to a 90.0% increase in sales of REX™ Synfelt synthetic roof underlayment and a 30.0% increase in sales of REX™ Wrap house wrap.  Infection Control segment sales for the three months ended March 31, 2009 increased by 30.8% to $2.2 million compared to $1.7 million for the same period of 2008. The Infection Control segment consists of face masks, eye shields and medical bed pads as well as a line of pet beds.  Previously the line of medical bed pads and pet beds were reported as a separate segment under the name of Extended Care. Because management is now looking at the Extended Care segment in conjunction with the Infection Control segment, and the majority of the extended care revenue is now generated from the medical bed pads, which prevent decubitus ulcers or bed sores, it is now appropriate that these segments be consolidated in the Infection Control segment.  All numbers reflect the updated segmentation.

Al Millar, President of Alpha Pro Tech commented, “Sales strengthened significantly from the year-ago period.  We continue to be optimistic that our distribution channel strategy will broaden our ability to take advantage of market opportunities for synthetic roof underlayment and house wrap throughout this year and into the future. We continue to work on opportunities with existing and new distributors as well as private label and are excited about the future of this segment.”

Mr. Millar continued, “Shield sales were up $0.7 million in the first quarter due to a $1.7 million shield order received during the fourth quarter of 2008 from the same customer from whom the Company received a non-recurring order in the first quarter of 2007.  Over the previous two quarters we have shipped approximately $1.3 million of this order and expect the balance to ship in our current quarter.  In addition, in response to the recent outbreak of the H1N1 influenza A (commonly known as swine flu) virus, we have received significant orders of the N-95 respirator mask as well as other masks and we have accelerated production to meet the increased demand.”

Gross profit increased by 19.4% to $4.1 million for the first quarter 2009, or 44.2% gross profit margin, from $3.5 million, or 45.9% gross profit margin, for the same period in 2008. The decrease in gross margin was primarily due to the higher mix of Engineered Product sales which have lower margins.

Selling, general and administrative expenses increased by 3.2% to $3.2 million for the first quarter 2009 from $3.1 million for the same quarter last year. The increase is primarily due to a $225,000 severance agreement for the Company’s previous Senior Vice President of Marketing in February 2009. The increase was partially offset by decreased travel expenses and decreased industrial sales and marketing expenses. Excluding the severance cost, SG&A expense decreases by 4.0% as compared to the first quarter of 2008 and decreased as a percentage of sales to 32.3% in the quarter compared to 41.8% in the prior years first quarter.

Net income increased by 270.0% for the three months ended March 31, 2009 to $514,000 compared to net income of $139,000 for the three months ended March 31, 2008.  Net income as a percentage of sales for the three months ended March 31, 2009 and 2008 was 5.5% and 1.9% respectively.  Both basic and diluted income per share for the three months ended March 31, 2009 and 2008 were $0.02 and $0.01, respectively. Excluding the severance agreement noted above, net income for the quarter ended March 31, 2009 would be $639,000 compared to net income of $139,000 for the quarter ended March 31, 2008, an increase of $500,000 or 360.0%.  Basic and diluted income per share for the quarters ended March 31, 2009 and 2008 would be $0.03 and $0.01, respectively.

The balance sheet continued to remain strong with a current ratio of 14.3:1 to 1 on March 31, 2009. The Company completed the quarter with cash and cash equivalents of $4.6 million, unchanged from $4.6 million as of December 31, 2008 and working capital of $22.0 million.  Inventories as of March 31, 2009 decreased by $1.1 million to $10.9 million compared to $12.1 million as of December 31, 2008.

Lloyd Hoffman, Chief Financial Officer commented, “Inventory decreased by 9.2% to $10.9 million from $12.1 million primarily due to a decrease in inventory for the Building Supply Segment (formerly the Engineered Products segment). Inventory turns are expected to continue to improve in the coming quarters.”

Mr. Hoffman concluded, “On April 8, 2009, our Board of Directors authorized an additional share repurchase program of the Company’s common stock for up to $2.0 million beyond the current share repurchase program already in place.  For the three months ended March 31, 2009, we have repurchased and retired 309,800 shares of common stock at a cost of $285,000.  Subsequent to the end of the first quarter the Company has repurchased and will retire 483,400 shares of common stock at a cost of $513,000. In total the Company through its buyback program has repurchased a total of 5,432,100 shares of common stock at a cost of $6,348,000. Future repurchases are expected to be funded from cash on hand and cash-flow from operations.”

The Company currently has no outstanding debt and maintains an unused $3.5 million credit facility.

About Alpha Pro Tech, Ltd.

Alpha Pro Tech, Inc. develops, manufactures and markets innovative disposable and limited-use protective apparel products for the industrial, clean room, medical and dental markets. In addition, Alpha ProTech Engineered Products, Inc. manufactures and markets a line of construction weatherization products, including building wrap and roof underlayment. The Company has manufacturing facilities in Salt Lake City, Utah; Nogales, Arizona; Janesville, Wisconsin; Valdosta, Georgia; and a joint venture in India. For more information and copies of all news releases and financials, visit Alpha Pro Tech’s Website at http://www.alphaprotech.com.

The Private Securities Litigation Reform Act of 1995 (“Act”) provides a safe harbor for forward-looking information made on behalf of the Company. Forward-looking statements involve risks, uncertainties and assumptions as described from time to time in registration statements, annual reports and other periodic reports and filings of the Company filed with the Securities and Exchange Commission. All statements, other than statements of historical facts which address the Company’s expectations of sources of capital or which express the Company’s expectations for the future with respect to financial performance or operating strategies, can be identified as forward-looking statements. As a result, there can be no assurance that the Company’s future results will not be materially different from those described herein as “believed,” “anticipated,” “estimated” or “expected,” which reflect the current views of the Company with respect to future events. We caution readers that these forward-looking statements speak only as the date hereof. The Company hereby expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any such statements to reflect any change in the Company’s expectations or any change in events, conditions or circumstances on which such statement is based.

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-tables follow-

CONSOLIDATED INCOME STATEMENTS (Unaudited)

	For the Three Months Ended March 31,
	2009	2008
Net sales	$9,326,000	$7,524,000

Cost of goods sold, excluding depreciation and amortization	5,207,000	4,074,000

Gross margin	4,119,000	3,450,0000

Expenses:
Selling, general and administrative	3,240,000	3,141,000
Depreciation and amortization	161,000	141,000

Income from operations	718,000	168,000

Other income
Equity in income of unconsolidated affiliates	98,000	21,000
Interest, net	1,000	34,000

Income before provision for income taxes	817,000	223,000

Provision for income taxes	303,000	84,000

Net income	$514,000	$139,000

Basic net income per share	$0.02	$0.01

Diluted net income per share	$0.02	$0.01

Basic weighted average shares outstanding	23,700,601	25,210,691

Diluted weighted average shares outstanding	23,700,601	25,210,691

BALANCE SHEET HIGHLIGHTS

	March 31	December 31
	2009	2008
Cash	$4,631,000	$4,578,000
Total Current Assets	$23,628,000	$23,576,000
Net Property and Equipment	$3,874,000	$3,942,000
Total Assets	$29,247,000	$29,168,000

Total Current Liabilities	$1,654,000	$1,883,000
Total Liabilities	$2,494,000	$2,702,000
Shareholder’s Equity	$26,753,000	$26,466,000
Total Liabilities and Equity	$29,247,000	$29,168,000